DC: No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026449

February 24, 2006

RECD S.E.C.
MAR 1 2006
1086

Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary
Wendy's International, Inc.
One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/24/2006

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2005

Dear Mr. McCorkle:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Wendy's by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 4, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

165168

Wendy's International, Inc.

Tim Hortons Wendy's. BAJA FRESH MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

One Dave Thomas Boulevard
P.O. Box 256
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2005

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, enclosed are six (6) paper copies of this letter, the Proposal and other correspondence we have exchanged with the Proponent relating to the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 13, 2006.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(3): The Proposal is so vague and indefinite as to be materially misleading.
- Rule 14a-8(i)(6): The Company would lack the power and authority to implement the Proposal, if approved by the shareholders, because the

> Proposal sets forth vague and general objectives with no specific means to achieve them.

WENDY'S ANIMAL WELFARE INITATIVES AND THE PROPOSAL

I. Wendy's Animal Welfare Initiatives

The Company continues to maintain its long-standing policy and commitment to the humane treatment of animals. The Company has developed a fact sheet that describes the Company's animal welfare program. This fact sheet is available on the Company's website under corporate initiatives at www.wendys.com. The Company recognizes that the humane treatment of animals is important to its customers, but, also, the Company continues to support animal welfare initiatives because the Company believes that limiting, to the extent possible, the suffering or abuse of animals that are handled by the Company's suppliers is the right thing to do. The Company continues to maintain and actively participate in its Animal Welfare Council.

As outlined in my letter to the Staff, dated December 22, 2004, seeking a no-action ruling with respect to the proposal submitted by the Proponent to the Company last year, the Company continually works with its suppliers to evaluate improvements to traditional slaughter procedures. To date, our suppliers continue to believe that the research is incomplete and inconclusive as to whether controlled-atmosphere stunning (CAS) is a more humane method of stunning than traditional methods. In this regard, notwithstanding the selected excerpts cited in the Proposal's supporting statements, the findings of McDonald's Animal Welfare Feasibility Study Controlled Atmosphere Stunning for Broilers: Report Prepared for McDonald's Management by McDonald's Animal Welfare Team, issued June 29, 2005 and attached hereto as Exhibit A ("McDonald's Report"), are consistent with the conclusions of our suppliers.

The Company's Animal Welfare Council, along with other interested Company representatives, have studied the McDonald's Report, and based on the conclusions of the McDonald's Report, the Company remains committed to its current plans to continue to monitor improvements to CAS as they are developed. The Company will not require its suppliers to implement CAS, or take other definitive action to promote CAS, until the Company is assured that scientists and other relevant experts agree that the benefits of CAS outweigh the risks to animal welfare, and that there are not improvements to other stunning methods, including traditional electrical stunning, that would be better than CAS in terms of animal welfare and food quality.

II. The Proposal

The Company received the following shareholder Proposal from Proponent, dated November 30, 2005:

> NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 that detail the progress made

> toward accelerating development of [controlled-atmosphere killing] (CAK).[1]

GROUNDS FOR EXCLUSION OF THE PROPOSAL

I. The Proposal may be excluded because it is so vague and indefinite as to be materially misleading.

Rule 14a-8(i)(3) allows the omission of a shareholder proposal if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading where neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken if the proposal were implemented. Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals remain subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> * * *
>
> . . .the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff's prior rulings provide guidance regarding the interpretation of the Staff's stated position with respect to Rule 14a-8(i)(3) set forth in Bulletin 14B (reproduced above). These rulings establish that shareholder proposals that (i) leave key terms and/or phrases undefined, or (ii) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. To restate, in the Staff's view, a proposal that requires that highly subjective determinations be made with respect to either the meaning of key terms and/or phrases, or the intent of the proposal generally, without guidance provided

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[1] Throughout this letter, we refer to the relevant stunning method as controlled-atmosphere stunning ("CAS"), as opposed to controlled-atmosphere killing (CAK), as "CAS" is the more accepted scientific terminology.

in the proposal itself, would be subject to differing interpretations of shareholders voting on the proposal and the company implementing the proposal and may be excluded under Rule 14a-8(i)(3). Implementing such an inherently vague and indefinite proposal would likely result in company action that is "significantly different from the action envisioned by the shareholders voting on the proposal." NYNEX Corporation (January 12, 1990). See also Bristol-Myers Squibb Co. (February 1, 1999), *infra* Section I.B.

A. Undefined Key Terms.

The Staff has permitted the exclusion of a proposal containing "numerous undefined and inconsistent phrases including: 'the Company', 'Chapter 13', and 'considerable amount of money'" in Exxon Corporation (January 29, 1992). Similarly, in International Business Machines Corporation (January 7, 1992), the Staff indicated that the proposal lacked any specificity as to what constituted "an 'entity doing business with' an anti-American company," and was therefore so vague and indefinite that "neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty exactly what actions or measures would be required in order to implement the proposal." Further, in Trammel Crow Real Estate Investors (March 11, 1991), the Staff noted that "the meaning and application of terms and conditions (including but not limited to: 'economic' and 'conflict') in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations." In Phillip Morris Companies Inc. (February 7, 1991), the Staff found the proposal vague, indefinite and therefore potentially misleading because the proposal appeared "to involve highly subjective determinations concerning what constitutes 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way.' " See also, the following: NYNEX Corporation (January 12, 1990) (permitting exclusion of a proposal requesting that the company not interfere with the government policies of certain foreign nations because "the proposal, if implemented, would require the company to make highly subjective determinations concerning what constitutes 'interference' and 'government policies'"); and Wendy's International, Inc. (February 6, 1990) (permitting exclusion of a proposal on the basis that the proposal, if implemented, would require the company to determine what constitutes "an anti-takeover measure").

The Proposal requires the delivery of a report to the shareholders detailing the Company's progress toward "accelerating development" of CAS. However, the key terms in the Proposal, "accelerating" and "development," are undefined, and neither the proposal nor supporting statement provide guidance as to the intended meanings of these terms. It is impossible for the Company to generate a report that details the Company's progress toward "accelerating development of CAS" when the Company is unable to discern, with a reasonable amount of certainty, the meaning and intent of "accelerating development." For example, what exactly is the time frame for action required by the term "accelerating," and equally important, what is the means by which "accelerating" is to be undertaken? Does "accelerating" mean that over the course of the next several years the Company should progress toward "development" of CAS if "development" absent the Company's involvement would take a decade? Or, does "accelerate" mean that action is to be taken over the course of the next calendar quarter? The Proposal requires reporting of progress toward "accelerating" development of CAS on a quarterly basis, but, as evidenced above, does not provide guidance as to the time frame within which "accelerating" development is required to occur.

The Company recognizes that the interpretation of "accelerate" should logically be inextricably tied to "development," but this term is not defined by the Proposal either, so it is impossible to determine with any reasonable certainty either the horizon within which the Company would be required to take action should the Proposal be adopted or the action that would be required to "accelerate" "development" that the Company is to undertake and which is to be described in the successive quarterly reports to the shareholders.

The "development" of CAS is also subject to various interpretations. Does "development" of CAS mean that existing slaughter facilities must implement CAS processes by investing in building, equipment and other purchases, regardless of the resulting consequences for animal welfare; or, based on the conclusions of the McDonald's Report, is "development" of CAS intended to encompass further research of CAS to improve stunning methodology so that it will become, if appropriate, a more widely used and accepted stunning method? Also, the Proposal does not limit the Company's obligation to "accelerat[e] development of CAS" to its existing suppliers. As such, to accelerate "development" of CAS, is the Company to undertake a campaign to educate, influence, or otherwise convince slaughter facilities with whom the Company does not conduct business to begin using CAS methods? If this is the objective, the Proposal provides no guidance on the means by which the Company is to accomplish this objective.

Combining the two key, undefined terms compounds the confusion. Although the vague and indefinite nature of these terms, and the Proposal in general, makes it impossible to identify an interpretation that would be widely accepted by shareholders, we have attempted to identify, as follows, possible interpretations that may be assumed by shareholders when voting on the Proposal.

Because the Company does not render chicken products for its own use, but rather has existing arrangements with suppliers whereby it purchases chicken products processed to the Company's detailed and exacting standards, one interpretation of "accelerating development" of CAS could be that the Company must purchase chicken products from only suppliers that utilize CAS methods. It is still unclear if "accelerating development" in this manner would require a wholesale abandonment of the Company's existing suppliers that do not use CAS and the timeframe within which the Company would be required to make such a change.

Alternatively, "accelerating development" of CAS may be interpreted to mean that the Company must conduct research regarding CAS so that the method is improved so as to be more widely accepted among chicken suppliers. The Company does not directly engage in research of stunning methodologies. It is not in a position to undertake such research as it is not in the business of slaughtering and processing poultry. As such, one interpretation of "accelerate development" could be that the Company must provide monetary support for research undertaken by organizations in a position to carry out such research. To interpret "accelerate development" in this manner would seem to be more consistent with the conclusions of the McDonald's Report, further described below, than the supplier-selection and suppliers-at-large interpretations discussed above. However, under this proposed interpretation, the Proposal still collapses under the weight of its vagueness. For example, to "accelerate development" by supporting research, would contributions be made over the course of a year or would a longer commitment be required? What level of monetary contribution would be sufficient to "accelerate development?"

As evident from the foregoing, what would constitute "accelerating" and "development" in the current Proposal, whether taken separately or when examined in combination, is a highly subjective determination. Shareholders voting on the Proposal, without further explanation, would interpret the Proposal (and therefore the subject matter that is to be addressed in the Company's quarterly reports to the shareholders) differently depending upon their subjective assessments of (i) the meanings to be ascribed to "accelerating" and "development," and (ii) the Proponent's intent in submitting the Proposal.[2] The shareholders' interpretations would almost certainly be different from the Company's interpretation, and as a result, it would be impossible for the Company to generate a report that reflects the shareholders' intent in adopting the Proposal. Thus, the Proposal is impermissibly vague and indefinite and should be excluded on the basis of Rule 14a-8(i)(3).

B. Generally Vague and Indefinite As To Intent.

The following are examples of proposals that the Staff determined may be omitted from proxy materials because they are generally vague in their intent. In Maryland Realty Trust (February 7, 1980), the Staff allowed the omission under Rule 14a-8(c)(3) (*i.e.* predecessor to Rule 14a-8(i)(3)) of a proposal requiring that the trustees "take steps to claim equal restitution to all original stockholders." The Staff stated its view that the proposal was vague because it was not clear that the shareholders would know what action they were requesting management to take, and management would not be able to ascertain what mandate was being given to them by the shareholders if the proposal were adopted. See also, Bristol-Myers Squibb Co. (February 1, 1999) (proposal that the company adopt a policy to pursue preservation of life of unborn children was sufficiently vague to justify exclusion under Rule 14a-8(i)(3)); and H.J. Heinz Company (May 25, 2001) (permitting exclusion of a proposal requesting that the company implement a human rights standards program on the grounds it was vague and indefinite).

In like manner to the proposals in the no-action letters cited above, the operative phrase in the Proposal, "accelerating development of CAS," is generally so inherently vague and indefinite that neither the Company's shareholders nor the Company would be able to determine either the precise objective that the Proposal requests that the Company report to the shareholders on its progress toward achieving or why the disclosure of the Company's present policies and practices regarding animal welfare, described on page two of this letter, do not already satisfy the objective of the Proposal. This imprecise language is so vague and indefinite as to be materially misleading because the report generated by the Company is not likely to address, with any reasonable amount of certainty, the matters that the shareholders may have believed the report would address when they voted on the Proposal.

In contrast, the proposal submitted by the Proponent to the Company last year was not vague or indefinite, and the Company did not argue for its exclusion on the basis of

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[2] From our review of the Proponent's website and other media campaigns undertaken by the Proponent, it seems likely that Proponent's intent in submitting the Proposal is to draw attention to slaughter techniques in an attempt to shock the conscience of the public at large and convert as many people as possible to "vegetarianism." With respect to the instant Proposal, however, in an effort to garner such attention, the Proponent is actually attempting to encourage the use of a slaughter method that a recent report it was instrumental in commissioning (*i.e.*, the McDonald's Report), concludes may not be the most humane slaughter method currently available. This obviously creates even more confusion for shareholders attempting to interpret the effect of the Proposal they may be asked to consider.

Rule 14a-8(i)(3). Last year's submission requested that the Company's board of directors issue a report to shareholders by October 2005 on the "...feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter facilities." This proposal's directive was straightforward and well-defined. If the proposal had garnered sufficient support by the Company's shareholders, the board of directors would have been requested to commission a report, similar in form and substance to the McDonald's Report, on the feasibility of the Company's suppliers adopting CAS, based on animal welfare and economic benefits.

Conversely, the current Proposal requests that the board of directors report to shareholders on a quarterly basis on the Company's progress toward "accelerating development of CAS." The general nature and intent of the phrase, "accelerating development," is vague and indefinite and is subject to varying interpretations. It is not clear to the Company what actions are required in order for the Company to "accelerat[e] development of CAS," and therefore, any report that attempts to measure the Company's progress toward this vague, undefined objective would unavoidably be materially misleading.

The Company does not raise, transport, or slaughter animals, and therefore, is not in a position to directly "accelerat[e] development of CAS" either in terms of actually utilizing CAS methods or conducting research on CAS methods in the course of slaughtering chickens. In attempting to interpret the phrase "accelerating development of CAS" in a manner that correlates to the business actually conducted by the Company, the Company could construct the meaning of the phrase to require the Company to continue existing supply agreements, and enter into future supply agreements, with only those of its suppliers that currently use CAS methods of stunning. However, the Proposal does not limit the applicability of its directive for the Company to "accelerat[e] the development of CAS" to the Company's suppliers. As such, another interpretation of the Proposal could be that it requires the Company to expand its efforts to implement CAS to the poultry processing industry at large. Of course, additional questions are raised with this interpretation because the Company is not likely to be able to exert any leverage over suppliers with whom it does not actively conduct business. Adding to the vagueness of the supplier-selection interpretations discussed above, however, is the fact that, in stark contrast to last year's proposal, poultry "suppliers" (whether the Company's or suppliers at large), are not mentioned in the Proposal at all.

Alternatively, the phrase "accelerat[e] development of CAS" could be interpreted to mean that the Company must sponsor research studies (because the Company is not in a position to conduct research directly) to improve current CAS methods so that it is more widely adopted and utilized by businesses that do slaughter animals. This interpretation would require the Company to sponsor the research efforts of one or more independent organizations. If the Proposal is interpreted in this manner, however, it is vague and indefinite because there is no specific guidance in the Proposal's mandate regarding the level of support required in terms of duration of time or extent of funds that must be allocated to the research effort. In order for shareholders to properly weigh the benefits and costs of approving research support for other organizations, some indication of the level of support required must be provided.

Adding to the confusion regarding the interpretation of the phrase "accelerat[e] development of CAS" is the misleading nature of the Proposal's supporting statements, which make it even more difficult to determine the outcomes that Proponent's requested reports are to measure. The supporting statements in the Proposal repeatedly cite the McDonald's Report for the proposition that CAS is the best stunning method in terms of animal welfare and other benefits, such as food quality. However, the McDonald's Report concludes that it would be "premature" for McDonald's to require its suppliers to adopt what is "still an emerging technology." The McDonald's Report further highlights that, from an animal welfare perspective, there are still unanswered questions and ongoing research --

> ...regarding whether CAS is a humane approach, particularly as compared to electrical stunning, and whether any gas mixtures are preferable, or alternatively, so inferior as to merit prohibition...[U]nresolved issues remain for both principal gas mixture types, including the possibility that birds may experience pain or distress before insensibility is achieved. Significant new research and reports are expected in the near future. We need to consider them before making any definitive conclusions or commitments.

It is on the basis of these conclusions that the Company believes that a reasonable interpretation of "accelerat[e] development of CAS" would be to support organizations undertaking the additional research cited in the McDonald's Report as necessary to a fully-informed analysis of whether CAS is, in fact, the most appropriate method of animal stunning or whether improvements to CAS *or other stunning methods* may be implemented that would enhance animal welfare during the slaughter process.[3]

It is clear from the foregoing discussion that the Proposal lacks a readily-identifiable directive and specific guidance for implementation. Submission of a proposal that is subject to so many varying interpretations to shareholders with different perspectives, which is particularly true with regard to a large enterprise such as the Company, with employees, facilities, customers and suppliers globally, would inevitably result in the Company attempting to implement a Proposal, if adopted, for which its understanding of the directive is substantially different from that of its shareholders in voting on the Proposal. Because the shareholders and Company are likely to have developed differing interpretations of the objective that the Company is to document its progress toward achieving (*i.e.*, "accelerating development of CAS"), any report generated by the Company outlining its advancement toward this objective would be materially misleading to the Company's shareholders.

As evidenced by the foregoing analysis, the Proposal is materially misleading and should be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3). As the Staff succinctly stated in Trammel Crow, when a proposal is so vague and indefinite that neither the shareholders voting on the proposal or the company implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal, the proposal may be misleading "because any action ultimately taken by the [company] upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal."

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[3] It is important to note that the Company has attempted to provide three possible interpretations of the phrase "accelerat[e] development of CAS." It is entirely possible that shareholders would not interpret the phrase in a similar manner and may develop differing interpretations as they consider and vote on the Proposal.

II. The Proposal may be excluded under Rule 14a-8(i)(6) because the Proposal sets forth vague and general objectives and lacks specific guidance on achieving such objectives, and the Company, therefore, lacks the power and authority to implement the Proposal.

The Staff has consistently ruled that proposals that request the implementation of vague and general objectives or goals with no stated means to achieve them are not within a company's power and authority to effectuate and may be excluded under Rule 14a-8(i)(6). Absent some form of further guidance, a company faced with such a proposal is left guessing as to the means and manner by which the proposal should be implemented. In Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961), the court upheld the SEC's determination that the proposal was so vague and indefinite as to "make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail." See also, NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144 (S.D.N.Y. 1992) (holding that a proposal that essentially directs the board of directors to analyze the implementation of a national health insurance plan in the U.S. lacks the clarity required of shareholder proposals).

In General Motors Corp. (March 9, 1981), the Staff ruled that a proposal that the company "make no contributions to schools which...employ any avowed Communist, Marxist, Leninist, or Maoist, for as long as such employment continues," was impermissibly vague and indefinite because no guidance was provided as to how the company was to determine if a person is an avowed Communist, Marxist, Leninist, or Maoist. Similarly, in Anheuser-Busch Companies, Inc. (February 9, 1993), the Staff determined that a proposal requesting that a company make charitable contributions to "...only those little league organizations that give each child the same amount of playing time as practically possible," could be excluded under the predecessor to Rule 14a-8(i)(6) (*i.e.*, Rule 14a-8(c)(6)) because the requested action was "...beyond the registrants power to effectuate." See also, The Southern Company (Feb. 23, 1995) (allowing omission of a proposal that recommended that the Board of Directors take the essential steps to ensure the highest standards of ethical behavior of employees appointed to serve in the public sector pursuant to Rule 14a-8(c)(6) as the proposal appears to be beyond the power of the company to effectuate); and International Business Machines Corp. (January 14, 1992) (in which the Staff ruled that a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken with respect to a proposal in which the proponent stated that women's rights were being violated within the company, and resolving that "it is now apparent that the need for representation has become a necessity").

It is clear from the discussion set forth in Section I of this letter that not only is the Proposal so vague and indefinite that it is materially misleading, but it also lacks any specific guidance on how the Proposal should be implemented. The Proposal is a text-book example of the kind of proposal that the Staff has permitted to be excluded time and time again under Rule 14a-8(i)(6) as one which requests the implementation of vague and general goals with no stated means to achieve them (*i.e.*, in this case, the generation of successive reports to shareholders outlining the Company's progress toward achievement of the vague, indefinite and undefined objective of "accelerating development of CAS").

One thing about the Proposal is clear: "accelerating development of CAS" is a vague and general objective. With no stated means in the Proposal or supporting statement as to how this objective is to be achieved, the Company lacks the power and authority generate a report that would meet the varied expectations of the shareholders. This is true because the lack of specificity and inherent vagueness of the phrase "accelerating development of CAS" makes it impossible for the shareholders to know (when voting on the Proposal) the nature of the objective that the report is to "detail" the Company's progress toward achieving; and, further, it would be impossible for the Company to know as well (when attempting to implement the Proposal), the nature of the objective as interpreted by the shareholders.

As discussed at length in Section I, the Company does not raise, slaughter, transport or otherwise process chickens, and it is not, therefore, in a position to directly "accelerat[e] development of CAS" regardless of the manner in which this phase may be interpreted. This fact exacerbates the misleading nature of the general objective and leaves the shareholders and Company attempting to construct interpretations of the Proponent's intent without any specific guidance from the Proposal itself. This alone creates sufficient basis for the Company to exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(6) because the Company lacks the necessary power and authority to implement the Proposal.

The Company's case in this regard is made even stronger when considered in connection with potential interpretations of the general objective from the Company's perspective, and the inherent vagueness in any attempt by the Company to implement the objective, as described in detail in Section I. To recapitulate from Section I, does "accelerating development of CAS" mean engaging only those suppliers who utilize CAS methods? Does it mean educating, influencing, or otherwise attempting to convince suppliers with whom it does not and will not conduct business that they should implement CAS? Does it mean supporting additional research to improve existing CAS methods in terms of animal welfare and other factors? Or, does it mean something else entirely? The vague and indefinite nature of the Proposal makes it impossible for shareholders voting on the Proposal to know with any certainty what action of the Company should be detailed in the successive reports. If the Proposal was adopted, the Company also would not be able to implement it because the Company would not have a clear directive as to the shareholders' interpretation and understanding of the effect of voting for the Proposal (*i.e.,* the Company could not discern from the Proposal the precise matters that the Company is to consider and include in the quarterly reports to be delivered to the shareholders).

For the sake of presenting arguments, if one assumes that "accelerating development of CAS" is interpreted to mean that the Company should encourage chicken suppliers at large to adopt CAS methods, the Company lacks the power to implement the Proposal because the Company believes that it would ultimately not be successful in convincing chicken suppliers with whom it does not actively conduct business to convert to CAS methods. The Company would not have any benefit to offer suppliers from whom it does not buy poultry products to leverage against the request that such suppliers make the capital commitments required to implement CAS methods.

If one assumes instead that "accelerating development of CAS" is interpreted to mean the Company must purchase its poultry products from only those suppliers that convert to CAS methods, the Company still lacks the power and authority to implement the Proposal because even if the Company leverages its purchasing power to require its suppliers to implement CAS, the Company would likely pay for all capital expenditures of such suppliers to implement CAS by means of increased cost of poultry products purchased through these suppliers. This is true because the Company's suppliers are not likely to agree (based on the findings of the McDonald's Report) that a benefit, in terms of animal welfare or otherwise, would extend from the conversion to CAS. The resulting poultry price increases would not be readily apparent to shareholders voting on the Proposal. The Proposal would therefore be misleading because the means (agreeing to an increased price for poultry products) of achieving the general objective is not included in the Proposal. This is a fact that the shareholders would surely want to consider when voting on the Proposal.[4]

In addition to the foregoing, without specific guidance regarding how the Company is to "accelerat[e] development of CAS," it would be impossible for any reasonable shareholder that examines the Proposal and the McDonald's Report (taken together) to understand what an organization that purports to have the furtherance of humane treatment of animals as its fundamental guiding principle is attempting to achieve by seeking to impose upon chicken suppliers an "emerging technology" that is known to cause birds to experience "strenuous wing-flapping" and "exposure to pain and distress before insensibility is achieved."[5] Because this does not seem to follow logically, one may interpret the phrase "accelerat[e] development of CAS" to mean that the Company, instead of requiring suppliers (either its own or chicken suppliers at large) to implement CAS, is to continue the ongoing research efforts to improve CAS, or perhaps to support research of other emerging technologies that may have better implications for animal welfare, such as low-voltage, pulsed DC/AC current.[6] This interpretation, however, does not seem to be consistent with the express supporting statements in the Proposal. In addition, it would be impossible for the Company to "accelerat[e] development by CAS" by supporting additional research due to the lack of specific direction provided in the Proposal regarding time frames for the conduct of such research, the amount of funds expended for the research, the exact type of research to be conducted, and other unknown variables.

Absent additional guidance, the Company lacks the power and authority to generate a report of its progress toward achievement of an objective ("accelerating development of CAS") that is vague and indefinite, and the Proposal should, therefore, be excluded from the Proxy Materials under Rule 14a-8(i)(6). The utter confusion created by the vague and indefinite Proposal, without the provision of specific guidance to support its intended implementation actions, makes the Proposal misleading to shareholders and beyond the power and authority of the Company to implement. As the Court in <u>NYC Employees' Retirement System</u> succinctly stated, "shareholders are entitled to know precisely the

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[4] It is important to note that the Company is largely a franchise organization. The majority of Wendy's Old Fashioned Hamburgers Restaurants are independently owned and operated. Wendy's corporately-owned stores constitute only about 20% of the system's total purchase of chicken products. The Company has serious reservations about forcing its franchisees to obtain chicken products from CAS suppliers, especially if the cost of such products is higher, without a concomitant, readily-identifiable benefit to animal welfare, which the McDonald's Report concludes does not exist at this time.

[5] See, *infra*, footnote 2; See also, the McDonald's Report, p.11.

[6] See, the McDonald's Report, p.10.

breadth of the proposal on which they are asked to vote." Because the Proposal does not plainly provide the means by which its general goal of "accelerat[ed] development of CAS" is to be achieved, and any construction of the phrase that the Company has identified in an attempt to parse the Proponent's intent with respect to the Proposal merely compounds the confusion, it is impossible for the shareholders to know the "breadth" of the Proposal. Thus, the Proposal is beyond the power and authority of the Company to implement and should be excluded on the basis of Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 2006 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(3) and 14a-8(i)(6). To the extent that any of the foregoing reasons for omitting the proposal are based on matters of law, this letter shall constitute the opinion of counsel as may be required by any of the applicable proxy rules. As noted above, the Company presently anticipates mailing its Proxy Materials for the 2006 Annual Meeting of Shareholders on or about March 13, 2006. Final Proxy Materials will need to be submitted for printing on or about March 8, 2006. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (757) 622-0457 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: People for the Ethical Treatment of Animals

RECEIVED

NOV 3 0 2005

LEGAL DEPARTMENT

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

November 30, 2005

Leon M. McCorkle Jr., EVP, General Counsel, and Secretary
Wendy's International, Inc.
1 Dave Thomas Blvd.
Dublin, OH 43017-0256

Dear Mr. McCorkle:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2006 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 120 shares of Wendy's International, Inc. common stock, most of which was acquired more than four years ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2006 annual shareholders meeting.

Please contact the undersigned if you need any further information. If Wendy's International, Inc., will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8253 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott
Senior Campaign Coordinator

enclosures: "Wendy's 2006 Shareholder Resolution re: Humane Poultry Slaughter"; Morgan Stanley letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING

9812 Falls Road Suite 123
Potomac MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

November 28, 2005

Mr. Leon M. McCorkle, Jr.
Secretary
Wendy's International, Inc.
P O Box 256
Dublin, OH 43017-0256

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Secretary Leon M. McCorkle, Jr:

Morgan Stanley is the record holder of 120 shares of Wendy's Inc common stock held on behalf of People for the Ethical Treatment of Animals.

People for the Ethical Treatment of Animals acquired 96 shares on July 18, 2001 and then an additional 24 shares on May 9, 2003. People for the Ethical Treatment of Animals have held these shares continuously and without interruption since that time and intend to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Wendy's International, Inc. 2006 Shareholder Resolution *re* Humane Poultry Slaughter

Submission Date: November 30, 2005

Submitted to:
Wendy's International, Inc.
Corporate Secretary
P.O. Box 256
Dublin, OH 43017-0256

Submitted by:
People for the Ethical Treatment of Animals (PETA)
501 Front St.
Norfolk, VA 23510
757-622-0457 (fax)

WHEREAS, on its Web site, Wendy's International, Inc. ("Wendy's") states that "we believe it is our obligation to ensure that each of our suppliers exceeds government regulations by meeting Wendy's more exacting standards pertaining to the humane treatment of animals" and that "handling animals in a humane manner, and preventing neglect or abuse, is the right thing to do"; and

WHEREAS, consumers consider animal welfare when making dining choices; and

WHEREAS, despite its commitment to the humane treatment of animals, Wendy's continues to purchase chickens from suppliers that use the outdated method of electrical stunning, in which the birds' legs are snapped into metal shackles and the birds are shocked with an electric current, have their throats slit, and are dropped into tanks of scalding-hot water so that birds are often still conscious when they suffer this hideous cruelty; and

WHEREAS, acknowledging the need for humane slaughter methods, our company claims on its Web site that it will "work with its chicken suppliers to ensure that the newest slaughter procedures are thoroughly tested and scientifically evaluated" so that they will be implemented; and

WHEREAS, despite this promise, Wendy's has yet to make notable progress on implementing the new USDA-approved method of poultry slaughter called "controlled-atmosphere killing" (CAK), which replaces the oxygen that birds are breathing with inert gasses, gently and effectively putting them to sleep; and

WHEREAS, a report commissioned by McDonald's ("the report") concurred that CAK is, as animal welfare experts have described it, the most humane method of poultry slaughter ever developed and admitted that CAK "has advantages [over

AN INTERNATIONAL

electrical stunning] from both an animal welfare and meat quality perspective … obviates potential distress and injury … can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress" and would eliminate the pain of premature shocks and inadequate stunning that are associated with electrical stunning; and

WHEREAS, the report further concludes that McDonald's European suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions and meat yield and quality;[1] and

WHEREAS, although CAK is optimum for both the birds' well-being and for profit, Wendy's has yet to implement it or show any signs of progress toward that end despite promises to implement new, humane slaughter technologies such as CAK; and

WHEREAS, while McDonald's and Burger King continue to make progress toward adopting the technology and it continues to be used in Europe (as it has been for nearly a decade), Wendy's must show its shareholders what it is doing to gain the competitive advantage of adopting this humane slaughter technology;

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 that detail the progress made toward accelerating development of CAK.

[1]These are the same improvements that Hormel Foods recently touted in a letter to PETA describing CAK.

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 8, 2005

Facsimile and Federal Express

Matt Prescott
Senior Campaign Corrdinator
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Dear Mr. Prescott:

I am in receipt of your letter and shareholder proposal dated November 30, 2005 requesting reports on the progress toward accelerating development of controlled–atmosphere stunning. Your letter, which I received on November 30, 2005 indicates that People for the Ethical Treatment of Animals holds 120 common shares of Wendy's International, Inc. A letter from Morgan Stanley dated November 28, 2005 confirms the amount of shares beneficially owned by your organization as 120 shares.

As you may be aware, Securities and Exchange Commission ("SEC") Rule 14a-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 in market value of the issuer's shares for at least one year prior to the date the proposal is submitted. I have enclosed a copy of Rule 14a-8 for your convenience. Rule 14a-8(b) sets forth the manner in which a shareholder must substantiate its ownership, including submitting a written statement from the record holder verifying that, *at the time* the shareholder submitted the proposal, the shareholder continuously owned the securities for a period of at least one year. See also, Section C.1.c(3) of SEC Staff Legal Bulletin No. 14, issued July 13, 2001 (a copy of which is enclosed). The letter from Morgan Stanley does not properly verify that you owned the requisite securities for at least one year *at the time* you submitted your proposal. Please provide us with verification that as of November 30, 2005 you owned the requisite shares continuously for at least one year. Unless this eligibility and procedural defect is cured, we intend to exclude the proposal from our 2006 proxy statement and to submit a no-action request letter to the SEC in accordance with Rule 14a-8(j). We may also assert substantive arguments to the SEC. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership sufficient to satisfy the eligibility requirements of Rule 14a-8(b) to me by no later than 14 calendar days from the date you receive this letter.

Thank you for your interest in Wendy's International, Inc.

Sincerely,

Leon M. McCorkle, Jr.

Enclosures

Dirk Gardner/Corporate/Wendys

12/22/2005 14:31

To joann_fair@wendys.com

cc

bcc

Subject Fw: From the Scanning Copier

----- Forwarded by Dirk Gardner/Corporate/Wendys on 12/22/2005 02:31 PM -----

"Hall, Susan" <shall@fairchild.com>

12/09/2005 04:19 PM

To <Dirk_Gardner@wendys.com>, <lee_mccorkle@wendys.com>

cc "Matt Prescott" <MattPrescott@peta.org>, "Bruce Friedrich" <brucef@peta.org>

Subject FW: From the Scanning Copier

Dirk,

Thank you for your telephone call explaining the confusion over PETA's cover letters. I now understand that Wendy's received our shareholder resolution by fax with a cover letter dated November 29th, and by hard copy, with a cover letter dated November 30th. Both the fax and the hard copy contained the November 28th letter from Morgan Stanley.

Attached to this e-mail is an updated letter from Morgan Stanley dated today which certifies that PETA owned its Wendy's stock on the date that its shareholder resolution was filed. This letter was faxed to Mr. McCorkle by Matt Prescott within the last hour or so.

Let me know if you have any further questions or comments. In the absence of hearing further from you, we will assume that we have adequately responded to Mr. McCorkle's December 8th letter.

Susan L. Hall
The Fairchild Corporation
1750 Tysons Blvd., Suite 1400
McLean, VA 22102
Tel. (703) 478-5995
Fax (877) 405-1650
SHall@Fairchild.com

From: Main Copier [mailto:support@fairchild.com]
Sent: Friday, December 09, 2005 4:10 PM
To: Hall, Susan
Subject: From the Scanning Copier

Document.pdf

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

December 9, 2005

Mr. Leon M. McCorkle, Jr.
Secretary
Wendy's International, Inc.
P.O. Box 256
Dublin, OH 43017-0256

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Secretary Leon M. McCorkle, Jr:

Morgan Stanley is the record holder of 120 shares of Wendy's Inc. common stock held on behalf of People for the Ethical Treatment of Animals.

People for the Ethical Treatment of Animals acquired 96 shares on July 18, 2001 and then an additional 24 shares on May 9, 2003. People for the Ethical Treatment of Animals have held these shares continuously and without interruption since that time and intend to continue holding these shares through the date of the 2006 annual meeting. Morgan Stanley's original letter to Wendy's dated November 28, 2005 certified to the foregoing. In response to your letter to PETA dated December 8, 2005, be advised that PETA owned its shares on the date that its Shareholder Proposal was submitted to the Company.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

EXHIBIT A

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE OF THE BOARD OF DIRECTORS OF McDONALD'S CORPORATION

Regarding the Feasibility of Implementing Controlled Atmosphere Stunning for Broilers

June 29, 2005

INTRODUCTION

In November 2004, People for the Ethical Treatment of Animals ("PETA"), owners of 199 shares of the McDonald's Corporation ("McDonald's" or "the Company") common stock, submitted a shareholder proposal for inclusion in the Company's 2005 Proxy Statement requesting McDonald's Board of Directors to issue a report to shareholders on "the feasibility of McDonald's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our Company's slaughter facilities." PETA agreed to withdraw its proposal after the Board agreed to issue such a report on or before June 30, 2005.

The Company's Board of Directors has delegated the responsibility for the preparation of this report to its Corporate Responsibility Committee. The Corporate Responsibility Committee consists of four members, all of whom meet the independence requirements of the New York Stock Exchange. The Committee acts in an advisory capacity with regard to the company's policies and strategies related to issues of corporate responsibility, including (but not limited to) matters related to health and safety, and the environment. In fulfilling its charter responsibilities, the Committee has reviewed McDonald's animal welfare program and policies as part of its regular review of the Company's Corporate Responsibility Reports and other social responsibility initiatives. In addition, the Committee has recently reviewed and discussed the feasibility study regarding controlled atmosphere stunning for broilers prepared by McDonald's management (the "CAS Study")*. The CAS Study is attached to this report of the Committee.

McDONALD'S ANIMAL WELFARE INITIATIVES

The Committee and the Board support management's leadership efforts in the area of animal welfare. Although McDonald's is not directly involved in the raising, transportation or slaughter of animals, we understand the importance of the Company's role as a responsible purchaser. We know that safety and quality of food products begin at the farm and continue across the front counter of our restaurants. McDonald's animal welfare program, which is described in the CAS Study and on the Company's website, is

* The PETA proposal refers to controlled atmosphere killing (CAK). We use the term "controlled atmosphere stunning" as it is the more common term in scientific discourse.

an integral part of the Company's overall quality assurance program, which is designed to ensure the quality and safety of every McDonald's product served in over 30,000 restaurants around the world each day.

The Committee notes and is pleased that the Company has established an independent expert Animal Welfare Council to assist in educating our supply chain management on important technical issues and areas of priority that affect McDonald's and its food suppliers. We believe the use of established independent experts to guide the development and improvement of the Company's animal welfare program is appropriate and useful, given, among other things, the emerging and diverse nature of technology in all areas of food supply.

It is in the spirit of continuous improvement that the Board agreed to review issues with regard to the feasibility of requiring the Company's chicken suppliers to phase in controlled atmosphere stunning within a reasonable timeframe. To assist in its review, the Committee directed McDonald's management to prepare the CAS Study.

CAS STUDY

The CAS Study provides a thorough review of the development of CAS technology, animal welfare considerations and the experience of McDonald's European poultry suppliers that have used CAS at their plants. In preparing the CAS Study, management sought the advice of and received input from the independent Animal Welfare Council, and the CAS Study is consistent with their feedback and counsel. The Study summarizes areas of general consensus related to CAS, as well as issues that McDonald's management believes require further study, testing and other clarification as the CAS technology continues to emerge. We have reviewed and discussed the CAS Study with members of McDonald's Animal Welfare Team and executive management of the Company, and believe the Study provides a balanced assessment of current CAS technology and use.

CONCLUSION

Based on our review of McDonald's animal welfare program and the CAS Study, we have concluded that the Company's current standards for animal welfare are appropriate for the Company's global supply chain at this time. We believe that the application of CAS in commercial environments is still in the early stage of development, and therefore, it is premature to make any commitment on future actions at this time. Further, we believe it would be speculative at best to attempt to quantify the economic effect of this science on the Company or its suppliers at this time. We are confident, however, in management's commitment to monitor CAS technology. The Committee will continue to review and discuss future assessments in this and other areas of animal welfare improvements that are appropriate and sensible for the McDonald's business and will report to the full Board of Directors as needed to ensure oversight of these important issues.

McDONALD'S ANIMAL WELFARE FEASIBILITY STUDY
CONTROLLED ATMOSPHERE STUNNING FOR BROILERS

REPORT PREPARED FOR McDONALD'S MANAGEMENT
BY McDONALD'S ANIMAL WELFARE TEAM
JUNE 2005

Introduction

In keeping with McDonald's commitment to animal welfare leadership, we continuously seek opportunities to ensure humane animal handling practices in our supply chain. In this effort, we are assisted by the advice and counsel of our Animal Welfare Council—a panel of independent experts specializing in relevant aspects of animal welfare science and animal welfare issues.[1] We also collaborate with our global meat suppliers to identify best practices, evaluate emerging technologies, and develop initiatives to advance our animal welfare commitment.

McDonald's is not directly involved in the raising, transportation, or slaughter of animals. Our role, therefore, is to work with our direct suppliers—those that take raw meat and process it into hamburgers, chicken filets, and other food products—to understand the relevant issues and collaboratively evaluate potential enhancements to our animal welfare program. Their practical experience makes them subject matter experts on what is feasible and what can advance humane treatment of animals at the processing stage.

After the formation of the Animal Welfare Council, in 2000, and in collaboration with our meat suppliers, we began to study the feasibility of incorporating controlled atmosphere stunning (CAS) into our animal welfare program.[2] Consistent with our commitment to continuous improvement and in response to supplier and other stakeholder interest, we recently undertook, at management's direction, to expand and update our examination of the relevant research and practical options.

The following report has been prepared for McDonald's management by McDonald's Animal Welfare Team—a cross-functional group of McDonald's internal experts on the issues. Consistent with management's direction, it reflects a variety of sources, including reports of third-party expert consultations and

---

[1] A listing of current Animal Welfare Council members, with their credentials is available on our corporate Web site at http://www.mcdonalds.com/corp/values/socialrespons/resrecog/expert_advisors0/animal_welfare_council.html.

[2] Controlled atmosphere stunning is also sometimes called controlled atmosphere killing (CAK). We use the former term as more common in scientific discourse.

commissions, the experience of the McDonald's poultry suppliers in Europe that use CAS in some of their facilities, views of other poultry suppliers to the System, and input from McDonald's Animal Welfare Council. The report also draws on an extensive review of the scientific literature conducted for us by Dr. Simon Shane.[3]

The purpose of the report is to present our understanding of CAS and the feasibility of incorporating it into McDonald's global supply chain.

The report briefly:

- Places broiler stunning within the context of McDonald's global animal welfare program.
- Provides an overview of stunning technologies.
- Outlines the history of the development of CAS and related research.
- Summarizes our European poultry suppliers' views on the advantages and disadvantages of CAS.
- Identifies areas of expert consensus and areas where questions remain.

Management has reviewed and approved the report. The final section presents management's conclusions and direction for further action.

McDonald's Animal Welfare Program

McDonald's has a longstanding, publicly-recognized commitment to animal welfare. Four years ago, with the guidance of our Animal Welfare Council, we issued global Animal Welfare Guiding Principles. These principles set forth basic commitments that govern programs in all the countries where we do business.

We have established standards to articulate specific animal welfare expectations for our suppliers. They require, among other things, that "all animals be rendered insensible (unconscious so as not to experience pain) prior to and during the slaughter process." Our interest in the potential of CAS is thus an outgrowth of well-established corporate policy and our commitments to quality and humane animal handling practices.

Frequent staff and third-party audits verify adherence to our standards and promote continuous improvement. The audit protocol for poultry processing facilities includes a number of objective measures of proper bird handling and stunning efficiency. Last year, more than 140 poultry processing facilities were audited—most of the facilities that supply the worldwide McDonald's System.

---

[3] Dr. Shane is the author of numerous publications on poultry science issues and Professor *Emeritus* of the School of Veterinary Medicine, Louisiana State University. He is currently an Adjunct Professor in the Department of Poultry Science, North Carolina State University.

Stunning Technologies

The standard in modern poultry processing plants is to render birds insensible—that is, unconscious and incapable of feeling pain—prior to slaughter. The process is known as "stunning."

There are two basic technological approaches to stunning—electrical stunning and CAS. With the former, stunning is achieved by wetting the birds' heads in a brine bath and creating an electrical circuit between their heads and the shackle holding their feet. CAS achieves insensibility by exposing broilers to either a mixture of inert gases (nitrogen and argon) or concentrations of carbon dioxide. The gas mixture deprives birds of oxygen, causing them to lose consciousness.

The technologies involve differences beyond the methods used to render birds insensible. For example, in electrical stunning systems, birds are removed from the delivery crates and shackled before stunning. In CAS systems, birds are exposed to the gases while still in the delivery crates or after being unloaded onto a conveyer belt. This, among other differences, has animal welfare implications and thus must be considered in assessing technological alternatives for stunning.

Development of CAS Technology

CAS was developed in the UK in response to dissatisfaction with electrical stunning, as practiced in the 1980's. Because early stunners were ineffective, a high AC voltage had to be used to achieve reliable stunning. This ensured insensibility prior to further processing, but it impaired meat quality. Questions were also raised about the animal welfare aspects of electrical stunning, principally because the process could be inconsistent and thus not render all birds insensible prior to slaughter.

Such problems stimulated research to develop CAS as an alternative to electrical stunning. Much of the work has been conducted at Bristol University by Dr. Mohan Raj and colleagues. In a lengthy series of studies, commencing in1990, they and later others measured the reliability of various gas mixtures as agents to induce unconsciousness and the exposure times that different combinations of gases required for effectiveness.[4]

Successive studies evaluated various mixtures of carbon dioxide, nitrogen, and oxygen. Others evaluated the use of an argon environment with variable small amounts of oxygen. Researchers also tested a two-stage induction of insensibility using successively higher concentrations of carbon dioxide and a

[4] As part of his work for us, Dr. Shane provided an account of the technical aspects of these studies and others focused on certain animal welfare aspects of CAS.

three-part mix of carbon dioxide and oxygen in argon. These studies progressively refined CAS options, effectively eliminating some mixtures as inefficient and identifying others as preferable.[5]

Still other studies compared carbon dioxide stunning, at various concentration levels, to high-voltage electrical stunning. A simulation study of this sort found that both carbon dioxide mixtures at higher levels and high-voltage electrical systems were effective as stunning methods but that each produced distinctive types of carcass injury.

Another U.S. study, by scientists at the University of Georgia, addressed the issue of aversion, *i.e.*, negative responses to concentrations of carbon dioxide. They reviewed the two-stage carbon dioxide approach and found that, at a 30% concentration, the two-phase combination optimized stunning efficiency, minimized aversion and convulsions, and was irreversible. Several studies in the U.S. focused on the relative effects of different stunning gases (nitrogen, argon, and carbon dioxide) on meat quality and found no significant difference.

Animal Welfare Considerations

Concurrent with other CAS research, certain studies examined particular animal welfare aspects of various gas mixtures proposed for CAS. These studies looked at respiratory responses, head shaking, and other signs of apparent distress or used EEG tracings.

In 1998, the European Commission's Scientific Committee on Animal Health and Animal Welfare reviewed available research and issued a report on the suitability of CAS from an animal welfare perspective. It concluded that the use of gas mixtures for stunning or killing birds can eliminate stresses associated with electrical stunning, but that none of the major gas mixtures in current use had been sufficiently researched to permit "firm recommendations."

The Committee also identified additional research needs and set forth types of scientific evidence that would be required for approval of a gas mixture. The factors it said should be considered were:

- Aversion to the method, *i.e.*, its potential for causing distress, as determined through observations of behavior, hormonal changes, and/or other means.
- Exposure times required to stun or kill effectively, based on evidence of unconsciousness or death.
- Neck-cutting intervals required to avoid recovery of consciousness.

---

[5] For example, these studies and others that followed have led to a general consensus that, for carbon dioxide mixtures, a two-stage induction process is preferable to initially exposing birds to a concentration level high enough to ensure continuing insensibility.

- Effects on carcass and meat quality.
- Effects on worker safety.
- Practicality of the method.

Unresolved issues the Committee noted are still subjects of research and debate.

In December 2000, a symposium on CAS was held in Oldenburg, Germany. Reported research included a trial conducted under the auspices of the EU Volair Study. In this study, EEG data and behavior were monitored during successive phases of anesthesia and euthanasia using a variety of gas mixtures. Animal welfare was also evaluated on the basis of physical signs of agitation, discomfort, or distress during the period of consciousness. The symposium ultimately endorsed several versions of two-phase and three-phase carbon-dioxide systems.

In June 2004, the Scientific Panel on Animal Health and Welfare of the European Food Safety Authority (EFSA) issued a report on the main systems of stunning and killing commercial species, including poultry. The panel indicated its preference for CAS technology, but noted the need for further research to determine the appropriate gas mixture and other specifications, *e.g.*, the duration of unconsciousness after stun. More generally, the panel concluded that "there is an urgent need for further detailed investigations of the mechanisms and effects of the different stunning methods, their technical and organizational performance in practice and improved and continuing education of the staff to ensure good animal welfare."

Also in June 2004, the Humane Slaughter Association (HSA) and the Universities Federation for Animal Welfare (UFAW) held a workshop on CAS in poultry processing to disseminate information and potentially forge a consensus about the state of the art and future direction. Participants included representatives from academia, manufacturers of CAS systems, the poultry industry, and the UK Department for Environment, Food, and Rural Affairs (DEFRA).

Discussion focused on research into the effects on birds of the two main approaches to CAS—CO_2 mixtures and anoxic (argon/nitrogen) mixtures. The consensus was that the studies "provide important information but don't seem to resolve all the issues related to current CAS systems. They also have the limitation of not being carried out in commercial conditions." More specifically, the group found that:

- Commercially, there may be some birds that show signs of recovery before killing and that this issue may have to be resolved if CAS is to be widely adopted in Europe.

- "There seems to be a question mark about the experience of birds flapping in anoxic gas mixtures," *i.e.*, whether the birds are still conscious or have periods of consciousness and, if so, whether the flapping is distressful or painful.
- There is "undoubtedly unpleasantness associated with the most common CO_2 mix.... We seem to have a better understanding of the problems of the CO_2 mix, but it does not meet all the criteria we would like in a CAS system."
- "The choice may be between an unpleasant or painful initial phase but apparent calm subsequent transition from unconsciousness to death or a non-aversive initial phase but with a potentially violent or distressing transition to death."[6]

In December 2004, at a seminar sponsored by the U.S. Department of Agriculture, Dr. Raj reiterated his view that argon/nitrogen gases are superior, from an animal welfare perspective, to carbon dioxide. The key difference, he argued, is that they induce death through anoxia (oxygen deprivation) rather than suffocation. However, earlier in the year, a comparative laboratory-scale trial using carbon dioxide mixtures at the University of Georgia found no negative welfare concerns associated with carbon dioxide use.

In the UK, DEFRA is currently in the final stages of a CAS study that will address, among other issues, whether CAS is a humane approach, particularly as compared to electrical stunning, and whether any gas mixtures are preferable or, alternatively, so inferior as to merit prohibition. This study is expected to influence new animal welfare legislation in the UK and at the EU level.

There are other pending regulatory developments that may have practical implications for CAS feasibility. The European Commission is working on a directive that will provide further stunning guidance for poultry suppliers in all member countries. The directive will presumably reflect the June 2004 EFSA Scientific Panel report.

At the global level, the UN Office International des Epizooties (OIE)—the lead agency for global guidance on animal health and animal welfare policies—has just adopted guidelines on humane slaughter. These cover, among other things, uses of electrical stunning and of CAS, both with CO_2 mixtures and inert gases. The guidelines express no preference for one method over others. Rather they identify, for each method, animal welfare concerns and/or implications and key animal welfare requirements. OIE guidelines serve as a source of scientific expertise for national governments, industry, and other stakeholders.

There are thus uncertainties from both a research and a regulatory perspective. In an as-yet unpublished paper, Dr. Temple Grandin observes, as did the

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[6] The foregoing is based on a summary of workshop highlights provided by HSA. A report on the proceedings was published in *Animal Welfare 2005*, 14:63–88.

HSA/UFAW group, that the translation of research results into commercial use introduces additional factors.[7] "Inert gas mixtures that may work in a small box in the lab," she writes, "may not work out in the commercial plant."

Experience of McDonald's European Poultry Suppliers

McDonald's has learned about the practicalities of CAS technology through the direct experience of some of our poultry suppliers in Europe. They have been using the technology at a few of their plants—in one instance for as long as seven years—and are considering potential expansion. We are continually assessing their feedback on the process.

Benefits they have noted thus far include improvements in:

- Bird handling, because birds are not shackled while conscious or subject to certain irregularities incident on electrical stunning *e.g.*, pre-stun shocks.
- Stunning efficiency.
- Working conditions due to reduced needs for physically handling live birds.
- Meat yield and quality.

Supplier input also indicates certain disadvantages to CAS, specifically:

- Gas control systems are more complex than electrical stunning systems. They require specialized worker training and ongoing monitoring to maintain the proper proportion of gases and avert safety risks.[8]
- Initial capital costs and gas supply costs are high.
- Gas systems require more space in processing plants than electrical systems. Reconfiguring smaller plants to accommodate a gas system may be difficult.
- Feather removal can be more difficult, and there may be scratching and/or wing damage.

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[7] Dr. Temple Grandin is an Associate Professor of Animal Science at Colorado State University and a member of our Animal Welfare Advisory Council. Further information about Dr. Grandin and her work, including findings and recommendations on stunning, is available on her Web site, www.grandin.com.

[8] Electrical stunning systems must also be monitored, but gas systems are subject to greater and more frequent fluctuations. In her aforementioned paper, Dr. Grandin notes the need for frequent adjustments in a CAS gas mixture, based on direct observations of bird reactions. "Slight changes in the mixture can cause birds to flap violently.... Changes in wind direction around the plant or fans turning on in the plant can change the gas composition."

Other Technological Developments

While CAS technology was developing in Europe, electrical stunning technology was evolving in the U.S. As a result, U.S. poultry processing plants commonly use low-voltage AC or DC electrical stunners that can render birds insensible before slaughter without affecting meat quality.

In 1997, a further improvement was introduced, based on research on electro-anesthesia for humans. This technology uses a low-voltage, pulsed DC current followed by a constant low-voltage AC current, rather than a constant low-voltage current of either wave type. The pulsed DC current is used to stun the bird. The AC current then prolongs the stun while the bird is moved down line for further processing. The two-phase technology is commercially available and is used in some plants that supply McDonald's in the U.S. and the UK, as by well as other poultry suppliers.

Assessment of Existing Knowledge

Research and practical experience to date have led to widespread consensus on certain issues. Other issues remain unsettled. These await further research and/or testing in actual commercial environments.

Areas of General Consensus

Experts seem largely to concur on the following basic premises related to CAS:

- When compared to stunning with a high-voltage AC current, CAS has advantages from both an animal welfare and a meat quality perspective.
- CAS obviates potential distress and injury resulting from the physical handling and shackling of unstunned birds.
- Certain other potential causes of distress are eliminated, *e.g.*, premature shocks, cases of inadequate stunning.
- Properly designed and operated CAS systems can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress.

Issues Requiring Further Study, Testing and/or Other Clarification

- *Appropriate gas mixture*. As indicated above, researchers and CAS manufacturers differ on the appropriate gas mixture to use. From an animal welfare perspective, the debate is critical because at least one well-recognized authority, Dr. Raj, maintains that use of carbon dioxide causes pain and panic reactions, while other experts have concluded that multi-phase carbon dioxide systems are humane.

- *Regulatory environment in Europe.* The unresolved debate about gas mixtures is reflected in the regulatory environment and thus has implications for feasibility. For example, country-level legislation in Europe would, at this point, preclude the universal adoption of any CAS system for McDonald's poultry supply chain. Great Britain permits only single-phase systems, while France permits only two-phase carbon dioxide systems. Although most European countries have no explicit legislation on the issue, their *de facto* permissiveness is not necessarily long-lived and so cannot be relied on. The pending EU legislation noted above could establish new limits on CAS options.

- *Design of current major CAS systems.* The design of major CAS systems in current use also raises unanswered questions with potential implications for animal welfare. For example, the OIE guidelines cite possible recovery of consciousness with systems using inert gases, *i.e.*, argon and nitrogen.[9] It has also been found that, when exposed to oxygen-depriving environments in commercial settings, some proportion of birds will respond with strenuous wing-flapping. Researchers differ on whether the birds are still conscious when the flapping begins and, if so, whether the flapping is associated with distress or pain.

- *Worker health and safety issues.* There are also worker health and safety risks associated with the use of pressurized gas systems, particularly those designed to induce oxygen deprivation. It is unclear that these risks have been adequately assessed and appropriate safeguards developed.

Management Conclusions

Based on our review of this study by McDonald's Animal Welfare Team, we agree that CAS has potential. We will continue to explore the practical experience of our European suppliers who use CAS systems. We will also support efforts to improve understanding of the technological issues involved in commercial CAS applications and act to accelerate further developmental work.

Given the remaining unanswered questions, however, it would be premature to require adoption of what is still an emerging technology.

We can see that there have been significant laboratory trials related to different types of gases, mixtures, exposure times, and concentrations. Yet unresolved issues remain for both principal gas mixture types, including the possibility that birds may experience pain or distress before insensibility is achieved. Significant

[9] The guidelines also note animal welfare concerns for CO_2 mixtures—specifically, aversive reactions to high CO_2 levels, respiratory distress, and possibilities of inadequate exposure.

new research and reports are expected in the near future. We need to consider them before making any definitive conclusions or commitments.

There is also still much to learn about the application of CAS in commercial environments. As a responsible company, we must have higher confidence that any significant investment we require of our suppliers will not prove problematic or be rapidly superseded by improved technology.

Like all McDonald's supply chain quality systems, our animal welfare program aims toward continuous improvement. In that spirit, staff will, at our direction, continue their efforts to learn more about CAS. While still monitoring CAS technology advances in Europe, they will also study the results of our poultry processing facility audits. These, we believe, can be a useful source for assessing the animal welfare implications of different stunning systems and potentials for improvement.

Concurrently, McDonald's Animal Welfare Team will continue work with our U.S.-based poultry suppliers to improve the effectiveness of their electrical stunning processes. We recognize animal welfare issues in the existing technology. Working with our suppliers, researchers, and other scientific experts, we will explore newer, emerging systems and methods that may address such animal welfare concerns as pre-stun stress, cases of inadequate stunning, and potential stresses and injuries related to bird catching, transportation, and shackling. We do not want, at this point, to rule out the possibility of further technological advances that would obviate these animal welfare concerns.

Anticipating additional experience, further evolutions in the scientific research, policy developments, and perhaps developments in commercial applications as well, we have directed staff to closely monitor developments in CAS technology and to conduct a follow-up assessment of CAS no later than the end of 2006 and sooner if new developments warrant.

APPENDIX I
LITERATURE REVIEW[10]

Berry, P.S., Meeks, I.R., Tinker, D.B., and Frost, A.R. (2002) "Testing the Performance of Electrical Stunning Equipment for Poultry." *Veterinary Record* 151:338-339.

Bilgili, S.F. (1992) "Electrical Stunning of Broilers – Basic Concepts in Carcass Quality Implications: A Review." *J. Appl. Poultry Res.* 1:135-146.

Coenen, A., Smit, A., Zhonguhua, L., and van Luijtelaar, G. (2000) "Gas Mixtures for Anesthesia and Euthanasia in Broiler Chickens." *World's Poultry Science J.* 56:225-234.

Craig, E.W. and Fletcher, D.L. (1995) "A Comparison of European (EC) and US Electrical Stunning Systems on Broiler Carcass and Meat Quality." *Poultry Science* 74:30 (Abst.).

Gade, P.B., von Holleben, K., and von Wenzlawowicz, M. (2001) "Animal Welfare in Controlled Atmosphere Stunning (CAS) of Poultry Using Mixtures of Carbon Dioxide and Oxygen." *World's Poultry Science J.* 57:191-200.

Gerritzen, M.A., Lambooij, E., Hillebrand, S.J.W., Lankharj, A.C., and Pieterse, C. (2000) "Behavior Responses of Broilers to Different Gaseous Atmospheres." *Poultry Science* 79:928-933.

Göksoy, E.O., McKinstry, L.J., Wilkins, L.J., Parkman, I., Phillips, A., Richardson, R.A. and Anil, M.H. (1999) "Broiler Stunning and Meat Quality." *Poultry Science* 78:1796-1800.

Gregory, N.G. and Wilkins, L.J. (1989) "Effect of Ventricular Fibrillation at Stunning and on Ineffective Bleeding on Carcass Quality Defects in Broiler Chickens." *British Poultry Science* 30:825-829.

Gregory, N.G., Wilkins, L.J., Walton, S.B. and Middleton, A.L.V. (1995) "Effects of Current and Waveform on the Incidence of Breast Meat Hemorrhages in Electrically Stunned Broiler Chicken Carcasses." *Veterinary Record* 137:263-265.

Gregory, N.G. and Wotton, S.B. (1989) "Effect of Electrical Stunning on Somatosensory-Evoked Potentials in Chickens." *British Vet. J.* 145:159-164.

Hillebrand, S.J.W., Lambooy, E., and Veerkamp, C.H. (1996) "The Effects of Alternative Electrical and Mechanical Stunning Methods on Hemorrhaging and Meat Quality of Broiler Breast and Fine Muscles." *Poultry Science* 75:664-671.

[10] Prepared for McDonald's Animal Welfare Team by Dr. Simon Shane.

Ingling, A.L. and Keunzel, W.J. (1978) "Electrical Terminology, Measurements and Units Associated with the Stunning Technique in Poultry Processing Plants." *Poultry Science* 57:127-133.

Keunzel, W.J. and Ingling, A.L. (1977) "A Comparison of Plate and Brine Stunners, AC and DC Circuits for Maximizing Bleed-Out in Processed Poultry." *Poultry Science* 56:2087-2090.

Kotula, A.W., Drewniak, E., and Davis, L.L. (1957) "Effect of Carbon Dioxide Immobilization on the Bleeding of Chickens." *Poultry Science* 36:585-588.

Lambooij, E., Gerritzen, M.A., Engel, B., Hillebrand, S.W.J., Lankhaar, J., and Pieterse, C. (1999) "Behavioral Responses During Exposure of Broiler Chickens to Different Gas Mixtures." *Applied Animal Behavior Science* 62: 255-265.

McNeal, W.D. and Fletcher, D.L. (2003) "Effects of High Frequency Electrical Stunning and Decapitation on Early Rigor Development and Meat Quality of Broiler Breast Muscle." *Poultry Science* 82:1352-1355.

Mench, J.A., (1992) "The Welfare of Poultry in Modern Production Systems." *Poultry Science Rev.* 4:107-128.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Effect of Rate of Induction of Carbon Dioxide Anesthesia on the Time of Onset of Unconsciousness and Convulsions." *Research in Vet. Science* 49:360-363.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Investigation into the Batch Stunning/Killing of Chickens Using Carbon Dioxide or Argon-Induced Hypoxia." *Research in Vet. Science* 49:364-366.

Mohan Raj, A.B., Gregory, N.G., and Wotton, S.B. (1990) "Effect of Carbon Dioxide Stunning on Somatosensory Evoked Potentials in Hens." *Research in Vet. Science* 49:335-359.

Morton, D.B.,(2004) "Does Broiler Welfare Matter and To Whom" in Weeks, C.A. and Butterworth, A., eds., *Measuring and Auditing Broiler Welfare*. CABI Publishing, Cambridge, MA, p. 241-250.

Poole, G.H., and Fletcher, D.L. (1994) "Effects of Argon, Nitrogen, and Carbon Dioxide Gas Killing on Blood Loss, pH, R-Value and Breast Meat Texture of Broiler Chickens." *Poultry Science* 73:155 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "Effects of a Modified Atmosphere Stun-Kill System (MASK) on Broiler Breast Muscle pH and Texture." *Poultry Science* 74:79 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "A Comparison of Argon, Carbon Dioxide, and Nitrogen in a Broiler Killing System." *Poultry Science* 74:1218-1223.

Poole, G.H., Fletcher, D.L., and Webster, A.B. (1997) "Evaluation of a Two-Stage Carbon Dioxide Modified Atmosphere Stunning-Killing (MASK) System for Broilers." *Poultry Science* 76:119 (Abst.).

Raj, A.B.M. (2003) "A Critical Appraisal of Electrical Stunning in Chickens." *World's Poultry Science J.* 59:89-98.

Raj, A.B., Gregory, N.B. and Wilkins, L.J. (1992) "Survival Rate and Carcass Downgrading After the Stunning of Broilers with Carbon Dioxide-Argon Mixtures." *Veterinary Record* 130:325-328.

Raj, A.B.M. and O'Callaghan, M. (2004) "Effects of Electrical Water-Bath Stunning Current Frequencies on the Spontaneous Electroencephalogram and Somatosensory Evoked Potentials in Hens." *British Poultry Science* 45:230-236.

Raj, M. and Tserveni-Gousi, A. (2000) "Stunning Methods for Poultry." *World's Poultry Science J.* 56:291-304.

Sackheim, H.A., Long, J., Luber, B., Moeller, J.R., Prohovnik, I., Devanand, D.P., and Nobler, M.S. (1994) "Physical Properties and Quantification of the ECT Stimulus. I. Basic Principles." *Convulsive Therapy* 10:93-123.

Savenije, B., Lambooij, E., Gerritzen, M.A., and Korf, J. (2002) "Development of Brain Damage as Measured by Brain Impedance Recordings, and Changes in Heart Rate and Blood Pressure Induced by Different Stunning and Killing Methods." *Poultry Science* 81:572-578.

Savenije, B., Schreurs, F.J.G., Winkelman-Goedhart, H.A., Gerritzen, M.A., Korf, J., and Lambooij, E. (2002a) "Effects of Feed Deprivation and Electrical, Gas, and Captive Needle Stunning on Early Postmortem Muscle Metabolism and Subsequent Meat Quality." *Poultry Science* 81:561-571.

Webster, A.B. and Fletcher, D.L. (2001) "Reactions of Laying Hens and Broilers to Different Gases Used for Stunning Poultry." *Poultry Science* 80:1371-1377.

Webster, A.B. and Fletcher, D.L. (2004) "Assessment of the Aversion of Hens to Different Gas Atmospheres Using an Approach-Avoidance Test." *Applied Animal Behavior Science* 88:275-287.

Wilkins, L.J., Gregory, N.G., Wotton, S.B. and Parkman, I.D. (1998) "Effectiveness of Electrical Stunning Applied Using a Variety of Waveform-Frequency Combinations and Consequences for Carcass Quality in Broiler Chicken." *British Poultry Science* 39:511-518.

Wooley, S.C., Borthwick, F.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wooley, S.C., Borthwick, F.J.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wotton, S.B. and Wilkins, L.L. (1999) "Effect of Very Low Pulsed Direct Currents at High Frequency on Return of Neck Tension in Broilers." *Veterinary Record* 145:393-396.

Wotton, S. and Wilkins, L.J. (2004) "The Primary Processing of Poultry" in Weeks, C.A. and Butterworth, A., eds., *Measuring and Auditing Broiler Welfare*. CABI Publishing, Cambridge, MA, p. 161-180.

Document #: 210748-v1

January 4, 2005

RECEIVED

2006 JAN -5 PM 4:03

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2006 Proxy Statement of Wendy's International, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 22, 2005, submitted to the SEC by Wendy's International, Inc. ("Wendy's" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(3), asserting that that it is vague and indefinite, and based on Rule 14a-8(i)(6) alleging that it is beyond the Company's ability to implement.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted.

PETA's resolution is very straightforward:

> [S]hareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 that detail the progress made toward accelerating development of [controlled-atmosphere killing, or] CAK.

Clearly, Wendy's is being asked to report to shareholders on the progress it is making toward researching CAK systems as humane and economically viable replacements for electrical systems by its chicken suppliers.

I. The Proposal Is Not Vague and Indefinite Under Rule 14a-8(i)(3).

The Company argues that it cannot "accelerate development of CAK" because it is unsure what either "accelerate" or "development" means in the context of the Proposal. And yet the Company states in its December 22, 2005 no-action letter that,

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

> [T]he Company remains committed to its current plans to continue to monitor improvements to CAS as they are ***developed***. [Emphasis supplied.] (No Action Letter, p.2.)

If the Company is completely perplexed as to what "development of CAK" could possibly mean, how can it monitor *developments* made to the technology, as it boasts doing? Clearly, the Company understands both the letter and the spirit of the proposal.

Furthermore, the Company correctly interprets the Proposal on page five of its no-action letter:

> ...[Is the Proposal] intended to encompass further research of CAS to improve stunning methodology so that it will become, if appropriate, a more widely used and accepted stunning method? (No Action Letter, p.5.)

It is difficult to imagine why Wendy's is so puzzled, considering that it claims to be already monitoring developments made to CAK technology, and then it correctly interprets PETA's Proposal.

II. The Proposal Is Not Beyond Wendy's Power to Implement Under Rule 14a-8(i)(6).

Wendy's argument hinges on the notion that it is not directly involved in researching emerging technologies. It states in its no-action letter:

> The Company does not directly engage in research of stunning methodologies. It is not in a position to undertake such research as it is not in the business of slaughtering and processing poultry. (No Action Letter, p.5.)

However, Wendy's *Animal Welfare Program Fact Sheet* contains the following statement relating to the research of emerging animal processing technologies:

> [Wendy's] continues to work with our suppliers to ***research, evaluate and implement advances*** in the science of humane animal handling and care. [Emphasis supplied.] (http://wendys.com/w-6-3-1.shtml)

Based on the Company's own statement, Wendy's is directly involved in the research and implementation of emerging technologies to improve animal welfare. While the Company claims to be dumfounded by the notion of accelerating development of certain technologies (e.g. CAK) in its no-action letter, it touts its development of technological advances (e.g. "research [and] evaluation") of animal welfare technologies on its Web site. These positions cannot be harmonized, and are plainly geared to the audience *de jur*.

We will take the company at its (later) word and suggest that simply reporting on what the Company already claims to be doing is not at all burdensome or outside the scope of the Company's power.

Conclusion:

The Company's position that PETA's resolution is excludable under Rules 14a-8(i)(3) and (6) is contradicted by Wendy's admission that it monitors developments of new technologies, its correct interpretation of the Proposal, and its current *Animal Welfare Program Fact Sheet.* Reporting to shareholders on the development of an emerging animal processing technology does not fall within any of the SEC exceptions.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if Wendy's fails to include the Proposal in its 2006 Proxy Materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (703) 478-5995.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc

cc: Lee McCorkle (by e-mail to lee_mccorkle@wendys.com)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board issue interim reports to shareholders that detail the progress made toward "accelerating development" of controlled-atmosphere killing.

There appears to be some basis for your view that Wendy's may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Wendy's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wendy's relies.

Sincerely,

Mary Beth Breslin
Special Counsel